

SECURITIES AND EXCHANGE COMMISSION

03051953


RECEIVED
SEP 0 2 2003
155

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SEC FILE NUMBER
8- 38388

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/02 (MM/DD/YY) AND ENDING 06/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SCULLY Capital Securities CORP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1133 15th Street, NW, Suite 900
(No. and Street)

Washington (City) DC (State) 20005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Larry J. Scully (202) 775-3434
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Toal, Ranes, Davis, Josey & Keating, LLC
(Name – *if individual, state last, first, middle name*)

2661 Riva Road, Suite 1040 (Address) Annapolis (City) MD (State) 21401 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 05 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Larry J. Scully, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Scully Capital Securities Corporation, as of June 30, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

District of Columbia, ss:

Subscribed and sworn to before me on the 29th of August, 2003.

[signature]
Notary Public

ANGELLE L. DENT
Notary Public, District of Columbia
My Commission Expires: 2-14-2006

[signature]
Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SCULLY CAPITAL SECURITIES CORPORATION

FINANCIAL STATEMENTS AND SCHEDULES

JUNE 30, 2003 AND 2002

TOAL, RANES, DAVIS, JOSEY & KEATING, LLC
MEMBERS AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

THADDEUS N. TOAL
WESSE C. RANES, III
JAMES K. DAVIS
STEPHEN ERVIN JOSEY
E. PATRICK KEATING

SUITE 1040
2661 RIVA ROAD
ANNAPOLIS, MARYLAND 21401

Telephone
Annapolis/Baltimore (410) 974-6161
Washington (301) 970-2010
FAX (301) 970-2082

INDEPENDENT AUDITORS' REPORT

To the Stockholders
Scully Capital Securities Corporation
Washington, DC 20005

We have audited the accompanying statements of financial condition of Scully Capital Securities Corporation as of June 30, 2003 and 2002, and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Scully Capital Securities Corporation as of June 30, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information presented in Schedules I, II, III and IV for 2003 is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Toal Ranes Davis Josey & Keating, LLC

July 17, 2003

TOAL, RANES, DAVIS, JOSEY & KEATING, LLC
MEMBERS AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

THADDEUS N. TOAL
WESSE C. RANES, III
JAMES K. DAVIS
STEPHEN ERVIN JOSEY
E. PATRICK KEATING

SUITE 1040
2661 RIVA ROAD
ANNAPOLIS, MARYLAND 21401

Telephone
Annapolis/Baltimore (410) 974-6161
Washington (301) 970-2010
FAX (301) 970-2082

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Stockholders
Scully Capital Securities Corporation
Washington, DC 20005

In planning and performing our audits of the financial statements of Scully Capital Securities Corporation, for the years ended June 30, 2003 and 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission (SEC), we made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2003 and 2002, to meet the SEC's objectives.

This report is intended solely for the use of the shareholder and management of the Company, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5 (g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Toal, Ranes, Davis, Josey & Keating, LLC

July 17, 2003

SCULLY CAPITAL SECURITIES CORPORATION
STATEMENTS OF FINANCIAL POSITION
JUNE 30, 2003 AND 2002

		2003		2002
ASSETS				
CURRENT ASSETS				
Cash and Money Market Funds	$	93,916	$	49,395
Accounts Receivable		77,520		75,134
Total Current Assets		171,436		124,529
OTHER ASSETS				
Prepaid Expense		2,756		2,709
Total Assets	$	174,192	$	127,238
LIABILITIES AND STOCKHOLDER'S EQUITY				
CURRENT LIABILITIES				
Accounts Payable	$	102	$	102
Deferred Income Tax Liability (Due to Parent Company)		19,380		18,784
Total Current Liabilities		19,482		18,886
STOCKHOLDER'S EQUITY				
Common Stock, Par Value $ .001; 10,000 Shares Authorized, Issued and Outstanding		10		10
Additional Paid-In Capital		124,797		124,797
Retained Earnings (Deficit)		29,903		(16,455)
Total Stockholder's Equity		154,710		108,352
Total Liabilities and Stockholder's Equity	$	174,192	$	127,238

See accompanying notes to financial statements.

SCULLY CAPITAL SECURITIES CORPORATION
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED JUNE 30, 2003 AND 2002

	2003	2002
REVENUES		
Contract Income	$ 680,151	$ 219,582
Interest Income	239	1
Total Revenues	680,390	219,583
OPERATING EXPENSES		
Professional Fees	14,421	49,165
Dues and Licenses	3,948	1,603
Regulatory Fees	6,114	6,864
Office Expenses	608,853	97,605
Total Operating Expenses	633,336	155,237
Income Before Income Taxes	47,054	64,346
Income Tax Expense		
Current	100	100
Deferred	596	22,784
Net Income Tax Expense	696	22,884
Net Income	$ 46,358	$ 41,462

See accompanying notes to financial statements.

SCULLY CAPITAL SECURITIES CORPORATION
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED JUNE 30, 2003 AND 2002

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Stockholder's Equity
Balance, June 30, 2001	$ 10	$ 124,797	$ (57,917)	$ 66,890
Income for the Year Ended June 30, 2002	---	---	41,462	41,462
Balance, June 30, 2002	10	124,797	(16,455)	108,352
Income for the Year Ended June 30, 2003	---	---	46,358	46,358
Balance, June 30, 2003	$ 10	$ 124,797	$ 29,903	$ 154,710

SCULLY CAPITAL SECURITIES CORPORATION
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED JUNE 30, 2003 AND 2002

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:		
NET INCOME	$ 46,358	$ 41,462
Adjustments to Reconcile Income to Net Cash Provided by Operations		
(Increase) Decrease in Accounts Receivable	(2,386)	(51,858)
(Increase) Decrease in Prepaid Expense	(47)	145
(Increase) Decrease in Deferred Tax Asset	---	3,998
Increase (Decrease) in Accounts Payable	---	(3,525)
Increase (Decrease) in Deferred Tax Liability	596	18,784
Net Cash Provided by Operating Activities	44,521	9,006
CASH FLOWS FROM INVESTING ACTIVITIES:	---	---
CASH FLOWS FROM FINANCING ACTIVITIES:	---	---
Increase in Cash	44,521	9,006
Cash, Beginning of Year	49,395	40,389
Cash, End of Year	$ 93,916	$ 49,395
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Interest Paid	$ ---	$ ---
Taxes Paid	$ 100	$ 100

SCULLY CAPITAL SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2003 AND 2002

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Scully Capital Securities Corporation, a Delaware corporation, was incorporated in March 1987 and maintains its office in the District of Columbia. The Company was organized to provide advice and execute municipal securities transactions for clients. It is a member of the National Association of Securities Dealers, Inc. and is a wholly owned subsidiary of Scully Capital Services, Inc. The Company does not act as a clearing broker nor does it hold securities for the accounts of others. In March 2001, the Company was granted permission by NASD Regulation, Inc. (NASD) to expand its business to include the selling of corporate debt securities, to act as an underwriting or selling group participant in private placement, "best efforts" offerings only, of both debt and equity securities and to conduct investment banking activities in connection with both municipal and non-municipal securities.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be "cash equivalents." The Company maintains its cash in a checking account which is federally insured and brokerage deposit accounts with an unaffiliated broker-dealer which maintains SIPC insurance. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

Concentrations

Accounts receivable consists of amounts due from Scully Capital Services (See Note 2) as well as from various unrelated customers. Amounts due from three of these customers at June 30, 2003 totaled $64,693 or approximately 83% of total accounts receivable. One customer represents 68% of contract income for 2003.

An allowance for doubtful accounts receivable has not been recorded as all amounts are deemed collectible at June 30, 2003.

Income Taxes

Scully Capital Securities Corporation files income taxes on a consolidated basis with its parent company. The provision for income taxes is made on a separate company basis with the amount of taxes due recorded as due to the parent company. The District of Columbia does not recognize consolidated returns. Accordingly, the Company files its own return in the District of Columbia. In 2003 and 2002 the Company paid $100 in franchise taxes to the District of Columbia.

The Company accounts for income taxes under SFAS 109, which requires accounting under the asset and liability method. The objective of the asset and liability method is to establish deferred taxes at current tax rates for timing differences between the financial reporting and tax basis of the Company's assets and liabilities. Through June 30, 2003 the only material difference between the financial and income tax reporting is the cash basis of accounting which is used for income tax purposes. Deferred taxes, calculated in accordance with SFAS 109 are reported as due to/from the Parent Company.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Comprehensive Income

For the two years ended in 2003, the company had no material items of comprehensive income.

NOTE 2 - RELATED PARTY TRANSACTIONS

The Company provides advice and other securities related services to a limited number of unrelated entities and to clients of Scully Capital Services, Inc. in connection with financings structured by the Parent Company involving municipal securities. The Parent Company compensates the Company through payment of a retainer. Fees charged to the Parent Company for such services totaled $30,000 in 2003 and 2002, of which $0 and $12,500 are included in accounts receivable at June 30, 2003 and 2002, respectively. In 2003, the Parent Company charged and was paid $543,590 for services provided to the Company.

NOTE 3 - SECURITIES AND EXCHANGE COMMISSION

The Company, as a registered broker and dealer in securities, is subject to the Securities and Exchange Commission's Net Capital Rule, Reg 240.15c3-1, which requires each broker or dealer to maintain a minimum specified amount of net capital at all times. Net capital is calculated by discounting the value of certain types of securities as provided in the Rules. The Company is required to maintain minimum net capital of not less than $5,000 under its agreement with the NASD. Under the NASD rules, the Company must notify the NASD if net capital goes below $6,000 in net capital. It is also prohibited from having its aggregate indebtedness exceed 1500 percent of its net capital.

At June 30, 2003, the Company's ratio of aggregate indebtedness (see Rule 15c3-1(c)(x)) to net capital was .62 to 1 (or 62 percent of its net capital). The Company's net capital was $74,433 which exceeded the Company's minimum net capital requirements by $69,433.

Withdrawals of equity capital through redemption or repurchase of shares, dividend payments or other distributions and any unsecured advances or loans to stockholders or affiliates require advance notice to the Securities and Exchange Commission. In no event may such a withdrawal or distribution be made if it would reduce net capital to less than 120% of the Company's required minimum net capital. Dividend distributions, withdrawals of capital, and loans to affiliates exceeding a specified percentage of a broker dealer's net capital may require approval of the Securities and Exchange Commission.

SCULLY CAPITAL SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2003 AND 2002
(CONTINUED)

NOTE 3 - SECURITIES AND EXCHANGE COMMISSION

The Company does not conduct a retail business as broker or dealer and does not maintain possession or control of securities for customers. As such, the Company is not subject to the requirements of Rule 15c3-3.

NOTE 4 - INCOME TAXES

Deferred tax assets arising from the Parent Company's use of the Company's operating losses have been offset by deferred tax liabilities related to the difference between financial accounting and the cash basis accounting used for tax purposes.

* * * * * * * * * * * * * *

As required by the Securities and Exchange Commission the Company's statements of financial condition as of June 30, 2003 filed pursuant to Rule 17a-5 are available for examination at the Company's principal office and at the regional office of the Commission in Washington, D.C.

SUPPLEMENTARY INFORMATION

SCHEDULE I

SCULLY CAPITAL SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING, AND CERTAIN OTHER BROKERS OR DEALERS
FORM X-17A-5 PART II A
JUNE 30, 2003

ASSETS

	ALLOWABLE	NON-ALLOWABLE	TOTAL
Cash	$ 93,916	$ ---	$ 93,916
Accounts Receivable	---	77,520	77,520
Prepaid Expense	---	2,756	2,756
Total Assets	$ 93,916	$ 80,276	$ 174,192

LIABILITIES AND OWNERSHIP EQUITY

	ALLOWABLE	NON-ALLOWABLE	TOTAL
Liabilities			
Accounts Payable	$ 102	$ ---	$ 102
Deferred Tax Liability (Due to Parent Company)	19,380	---	19,380
Total Liabilities	$ 19,482	0	19,482
Ownership Equity			
Common Stock			10
Additional Paid-In Capital			124,797
Retained Earnings			29,903
Total Ownership Equity			154,710
Total Liabilities and Ownership Equity			$ 174,192

SCHEDULE II

SCULLY CAPITAL SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL
FORM X-17A-5 PART II A
JUNE 30, 2003

Total Ownership Equity from Statement of Financial Condition	$	154,710
Total Ownership Equity Allowed for Net Capital Before Haircuts on Money Market Funds	$	74,434
Haircuts on Money Market Funds		1
Net Capital	$	74,433

A reconciliation of the schedules of net capital and required net capital between the dealer, Scully Capital Securities Corporation, and independent auditors Toal, Ranes, Davis, Josey & Keating, LLC, was performed and no material differences were found.

SCULLY CAPITAL SECURITIES CORPORATION
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT
RULE 15c3-1
FORM X-17A-5 PART II A
JUNE 30, 2003

Ownership Equity	$	154,710
Net Capital	$	74,433
Minimum Dollar Net Capital Requirement		5,000
Excess Net Capital	$	69,433

SCHEDULE IV

SCULLY CAPITAL SECURITIES CORPORATION
POSSESSION AND CONTROL
RULE 15c3-3
JUNE 30, 2003

The Company is exempt from Rule 15c3-3 Section (k)(2)(i) and the Company does not conduct a retail business as a broker or dealer and does not maintain possession or control of securities for customers.

Accordingly, there were no reportable inadequacies found relating to possession and control pursuant to the Rule.